SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

              REALMARK PROPERTY INVESTORS LIMITED PARTNERSHIP - II
                            (Name of Subject Company)

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund LP; MPF Income Fund 24 LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; and MacKenzie Patterson Fuller, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                           Amount of
                  Valuation*                            Filing Fee
                  ----------                            ----------

                  $2,949,349                              $90.54


* For purposes of calculating the filing fee only. Assumes the purchase of 9,798.5 Units at a purchase price equal to $301.00 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third party  tender  offer  subject to Rule 14d-1.
|_| issuer  tender offer subject to Rule 13e-4.
|_| going private  transaction  subject to Rule 13e-3
|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of June 26, 2007, as amended, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund LP; MPF Income Fund 24 LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Realmark Property Investors Limited Partnership - II (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $301.00 per Unit, less the amount of any distributions declared or made with respect to the Units between June 26, 2007 (the "Offer Date") and the Expiration Date.

The Expiration Date has been extended to August 18, 2007. As of the date hereof, a total of 179 Units have been tendered by Unitholders and not withdrawn. No other Units have been tendered to date.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated June 26, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated June 26, 2007*

(a)(4) Form of press release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 26, 2007.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 6, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund LP; MPF Income Fund 24 LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC

By:   /s/ Chip Patterson
      ----------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      ----------------------------
      Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description
-------  -----------

(a)(1)   Offer to Purchase dated June 26, 2007*

(a)(2)   Letter of Transmittal*

(a)(3)   Form of Letter to Unit holders dated June 26, 2007*

(a)(4)   Form of press release


* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 26, 2007.